UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:  CITY CAPITAL CORPORATION

Address of Principal Business Office:                2535 Pilot Knob Road, Suite 118,                                                                             Mendota Heights, Minnesota 55120

         (No. & Street, City, State, Zip Code)

Telephone Number (including area code):                 (651) 452-1606

File Number under the Securities Exchange Act of 1934: Commission File No. 33-5902

The basis for filing this notification of withdrawal is that the company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. The Company’s new business is the acquisition and operation of operating companies and assets, primarily in the real estate category.

The within withdrawal of Business Development Company election was approved by the written consent of a majority of the issued and outstanding common shares of the Company on November 9, 2006, being _________ (or __%) of the 17,859,175 such common shares issued and outstanding on such date.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Mendota Heights and the State of Minnesota on the 29th day of December, 2006, and is intended to become effective immediately upon receipt by the Securities and Exchange Commission.

                CITY CAPITAL CORPORATION

                     By: Gary Borglund